LATHAM & WATKINS

04036609

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

August 25, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

File No. 082-34770

Ladies and Gentlemen,

Yara International ASA-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. Press Release (Cleaner and safer future with SCR); and

2. Press Release (Yara has sold Hydrogas Thailand to Linde Gas).

Feel free to call me with any questions on +44 207 710 1146.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Yours faithfully,

Ulrik Pedersen
of LATHAM & WATKINS

Enclosures

cc: Alexander F. Cohen

8/31

Yara has sold Hydrogas Thailand to Linde Gas

Oslo (2004-08-24): As part of Yara's continuous efforts to streamline its operations and enhance its return on capital, Yara Industrial has sold its gas activities in Thailand to the German gas company Linde.

Hydrogas Thailand, Yara's liquid CO2 business in Thailand, has not had the benefit of being linked with Yara's production structure as the European CO2 businesses have. The Thai activities have therefore not benefitted from the same integration synergies. Linde Gas AG, the German-based global industrial gas company, will achieve synergies by integrating Hydrogas Thailand with their existing air and specialty gas business in Thailand.
Yara's book value of Hydrogas Thailand's total assets was NOK 50 million. There will be no significant profit impact as a result of the transaction.

Contact

	Egil Hogna, Investor Relations	**Arne Cartridge, Media Relations**
Telephone	(+47) 24 15 71 66	(+47) 24 15 73 01
Cellular	(+47) 90 187 865	(+47) 47 900 900
E-mail	**egil.hogna@yara.com**	**arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

Yara - Cleaner and safer future with SCR

Joint Press Release:

DAF Trucks N.V.
DaimlerChrysler AG
Iveco S.p.A.
Renault Trucks
Volvo Trucks

CEPSA SA
OMV AG
Total SA

AMI GmbH
BASF AG
SKW Piesteritz GmbH
Yara International ASA

- **Several manufacturers join the SCR starting lineup**
- **Technology with an assured future to Euro 5 and beyond**
- ***Europe-wide supplies of AdBlue soon to be assured***

A new co-operation has been formed to contribute to a cleaner future in the road haulage sector, as the vast majority of western European heavy truck manufacturers have decided in favour of emission control using SCR technology (SCR = selective catalytic reduction) to meet the new Euro 4 and Euro 5 exhaust emission standards. DAF, Iveco, Mercedes-Benz, Renault Trucks and Volvo Trucks together represent approx. 80 percent of the European truck market. In parallel with this introduction, chemical and oil companies are safeguarding the regular supply of AdBlue, the water/urea solution necessary for SCR technology.

SCR converts nitrogen oxides into harmless water vapour and nitrogen

By means of a catalytic converter with the help of metered quantities of AdBlue sprayed into the hot exhaust gas stream, SCR reduces harmful nitrogen oxides (NOx) into harmless nitrogen and water. AdBlue is the commercial name given to a high quality, standardised and synthetically produced aqueous urea solution. The AdBlue carried in a separate tank within the vehicle presents no handling problems. Trucks and heavy commercial vehicles with SCR technology attain the Euro 4 exhaust gas emission standards prescribed from 2006, and will - in an improved version - also be able to meet the next stage, Euro 5, which comes into effect from 2009. In addition a truck equipped with SCR is expected to have an approx. two to five percent lower fuel consumption than a comparable Euro 3 vehicle - a particularly strong argument in times of high fuel prices, and a further factor in environmental protection due to lower CO2 emission.

AdBlue is available in sufficient quantities

Supplies of the DIN 70070 high quality product AdBlue are now assured by leading European urea producers as: AMI Agrolinz Melamin International GmbH, BASF AG, Fertiberia S.A., Grande Paroisse, SKW Stickstoffwerke Piesteritz GmbH and Yara International ASA which are able to manufacture AdBlue in six European countries. The AdBlue producers will further adapt their capacities to the development of the markets. Together with their distribution partners, these producers are currently establishing a Europe-wide network to supply their customers.

The role of the oil companies in the introduction of SCR technology

Two well-known oil companies - the Austrian OMV and the French Total, first European Refining & Marketing company - are already developing their strategy for the implementation of SCR technology for commercial vehicles; they are also actively supporting final tests with the new after treatment systems. Other companies have expressed great interest and are currently in intensive discussions with the above representatives of the chemical and commercial vehicle sectors. Both oil companies and AdBlue manufacturers are presently formulating extensive product and service packages for the operators of public and corporate filling stations. Above all this means equipping these public filling stations and refuelling stations operated by the European haulage industry with SCR fuelling systems. These cover a wide range, from combined diesel/AdBlue pumps with separate counter mechanisms and a single receipt for both products (already operational at gas stations in Berlin, Stuttgart and Vomp/Tyrol) to small filling stations on company premises and fleet packages consisting of tanks and canisters.

Numerous advantages from compliance with Euro 4/5 with SCR

SCR technology provides decisive advantages compared to competing systems:

- SCR has a secure future and therefore represents a secure investment, as this technology has the potential for Euro 5 and beyond.
- SCR works Europe-wide with diesel fuels of varying quality.
- The SCR system is maintenance-free and designed for the entire lifespan of the vehicle.
- SCR technology has no effect on the service and oil-change intervals of the vehicles.
- SCR significantly reduces the fuel consumption of engines.

Moreover, several European countries are already encouraging advance compliance with Euro 4 and Euro 5 with incentives such as lower road tolls (e.g. 10 instead of 12 Cents/km in Germany) or more favourable depreciation rates for correspondingly equipped vehicles (e.g. in the Netherlands). Incentives to use this environmentally friendly technology are shortly to be expected in other European countries. According to present findings, the operating costs of long-distance trucks with SCR technology will not increase compared to the current Euro 3 emission standard, despite considerably reduced emission values. Other advantages of SCR include very good operating reliability and a long range given a correspondingly large AdBlue tank capacity.

SCR technology ideally combines ecology with economy. All these are clear arguments in favour of SCR, as is the commitment of well-known brands in the automotive, chemical and oil industries that are furthering and supporting its introduction. In the near future it is to be expected that further companies will join us because SCR is an attractive technology for the reduction of pollutants.

SCR as a reliable and worldwide solution for diesel engines

Experts also see good chances that SCR after treatment systems have a good potential to become accepted after treatment in markets even beyond the shores of Europe. In global terms SCR therefore provides the most cost effective solution in both environment and performance terms.

Internet site
Additional information and news from Yara are available on the Internet:
www.yara.com and **www.air1.info**

The press release can also be downloaded from the following link (PDF):
http://hugin.info/134793/R/954192/136053.pdf

The German version of the press release can be downloaded from the following link (PDF):
http://hugin.info/134793/R/954191/136052.pdf

Yara International ASA
Bygdøy Allé 2
N-0202 Oslo
Norway

Telephone: +47 24 15 70 00
Telefax: +47 24 15 72 57

Contact:
Marianne Øverlie, Director Air Treatment
Telephone: +47 24 15 74 95
E-mail: marianne.overlie@yara.com

Ingegerd Rafn, Media Relations
Telephone: +47 24 15 72 46
E-mail: ingegerd.rafn@yara.com

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.
